# Law Office of BRIAN P. SIMON

Attorneys at Law

SEC
Mail Processing
Section

AUG 2 8 2012

Washington DC
402

August 27, 2012

Mr. James Lopez
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

RE: Amendment No. 4 to ABCO Energy, Inc. Offering Statement on Form 1-A
("Amendment No. 4") File No. 024-10226

Gentlemen:

Pursuant to Rule 252(h) under the Securities Act of 1933, as amended ("Act") enclosed please find the following:

1. Seven (7) copies of the Amendment No. 4 one (1) copy of which is manually signed.

2. Three (3) Exhibit Volumes containing all Exhibits to the Reg A Offering Statement, as amended.

3. Four (4) copies of the Amendment No. 4 which we marked to show all changes made to the Amendment No. 3 filed with the Commission on July 27, 2012.

4. One (1) copy of the Amendment No. 4 with a full Exhibit Volume attached, all of which have been sequentially numbered as required under Rule 403(d) under the Act.

Our responses to your Comment Letter dated August 7, 2012, appear directly below each of the comments. If we have done what has been requested, or the subject word, phrase, sentence or paragraph, as the case may be, has been deleted, we state "Done " and indicating the page number(s) in the Reg A Amendment No. 3 where the change(s) may be found. If not, we will make the appropriate comments.

10562 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

## General

1.   We partially reissue comment one of our letter dated June 26, 2012. We note several remaining references in the offering statement that imply that the shares being offered will be registered. Please revise your disclosure throughout the offering statement as appropriate. For example, we note your risk factor disclosure "We may incur significant costs as a public company to ensure compliance ..." on page 1 7, the first sentence under Plan of Distribution on page 22, the heading Description of Securities to be Registered on page 38, and the first sentence under Interests of Named Experts and Counsel on page 39.

### Response to comment 1

Done.  See pages 19, 25, 41 and 43.

2. We reissue comment two of our letter dated June 26, 2012.  Please sequentially number the offering statement (in addition to any internal numbering which otherwise may be present) from the first page of the document through the last page and any exhibits or attachments thereto.  Also include the total number of pages contained in a numbered original on the first page of the offering statement. See Rule 252(b) of Regulation A.

### Response to comment 2

Done and enclosed herewith. See page 1 and 64 of Amendment 4 and Exhibits attached thereto

## Item 1.  Significant Parties, page 2

3.   We note your response to comment 5 of our letter dated June 26, 2012.  Please revise to  provide the residential address for counsel to the issuer in response to Item 1(h).

### Response to comment 3

Done.  See page 2 of Amendment No. 4

4.   We partially reissue comment six of our letter dated June 26, 2012.  We note your disclosure Item 1(f) that your promoters are Mr. O'Dowd and Mr. Marx.  Please reconcile this disclosure with your disclosure in the last paragraph of page 34, where you indicate that Mr.  O'Dowd and Mr. Shorey are promoters.

**Response to comment 4**

Done.  See page 38 of Amendment No. 4.


**Item 5. Unregistered Securities Issued or Sold Within One Year, page 3**


     5.  It is unclear why you state that the "aggregate offering price was $ __ per share."  For the sake of clarity, please revise your disclosure as appropriate.

**Response to comment 5**

Done.  Deleted.  See, page 3 of Amendment No. 4.


     6.  We note your disclosure under Item 5© on page five.  Please revise to also state briefly the facts relied upon for making the described offerings under Regulation S.

**Response to comment 6**

Done.  See page 5 of Amendment No. 4.

**Part II—Offering Circular Cover Page, page 6**


     7. We partially reissue comment 11 of our letter dated June 26, 2012.  For the sake of clarity,  please move the footnote disclosure regarding the minimum number of shares to be purchased to the first paragraph of the cover page or similar prominent location.

**Response to comment 7**

Done.  See page 6 of Amendment No. 4.

**8. Please move the disclosure that there is a very limited market for the company's securities into the first paragraph of the cover page or a similar prominent location.**

**Response to comment 8**

Done.  See page 6 of Amendment No. 4.

**9. It is unclear why you refer to the company accepting or rejecting the "redemption" in the first full paragraph of page seven.  Please revise to clarify that you are referring to the "subscription," if true.**

**Response to comment 9**

Done.  See page 7 of Amendment No. 4.

**10. We note your reference to the Risk Factors section on page 9 of the cover page, the reference to page 10 in the Summary Section, and the reference to page 11 in the Offerings section.   Please revise to clearly indicate the beginning of the Risk Factors section throughout your document.**

**Response to comment 10**

Done.  See pages 7, 12 and  14 of Amendment No. 4.

**Risk Factors, page 13**
**Our Operating Results Will Be Volatile and Difficult to Predict.  If The Company Fails ...., page 1 3**

**11. We note your statement that "increased labor costs that can affect demand for our internet product ...."  Please revise to clarify the meaning of your statement.**

**Response to comment 11**

Done.  Deleted.  See page 15 of Amendment No. 4.

Dilution, page 21

12.  We note your statement that "Net tangible book value is the amount that results from subtracting total liabilities from total assets." Please revise to clearly indicate that net tangible book value is the amount that results from subtracting total liabilities from total tangible assets.

**Response to comment 12**

Done.  See page 23 of Amendment No. 4.

13.  We note your statement that at March 31, 2012 there were 19,362,436 shares outstanding. We also note your statement in the Summary section that there were 19,349,686 shares outstanding.  Please revise as appropriate.

**Response to comment 13**

Done.  See page 12 of Amendment No. 4.

**Plan of Distribution, page 22**

14.  We note your new disclosure in the second full paragraph of page 23 that indicates the offering will have a minimum of $1,250,000 and that funds will be held in escrow until termination if such minimum is not met.  Please reconcile this disclosure with your disclosure elsewhere that indicates that there is no minimum to the offering and that subscription funds will be escrowed for no more than ten business days.  See, for example, your disclosure in the first full paragraph of page seven and under The Offering on page eleven.

**Response to comment 14**

Done.  See pages 7, 12 and 25 of Amendment No. 4.

15.  We note your response to comment 28.  Please note that there is no post-effective amendment process to an offering statement in a Regulation A offering.  Please revise your disclosure as appropriate.

**Response to comment 15**

Done. Deleted. See page 24 of Amendment No. 4.

**A Very Limited Market For Our Shares, page 24**

**16. We partially reissue comment 29 of our letter dated June 26, 2012. We note your disclosure that you may file either an S-1 registration statement or a Form 8-A to become a reporting company. It is unclear how you would file a Form 8-A to become a reporting company. Please advise or revise your disclosure to clarify.**

**Response to comment 16**

Done. See page 26 of Amendment No. 4.

**Management, page 34**

**Directors, Executive Officers, Promoters and Control Persons, page 34**

**17. We partially reissue comment 39 of our letter dated June 26, 2012. We note your added disclosure that Mr. O'Dowd has worked full time for ABCO Energy since 2009. Phase revise to clarify which positions he held with the Company or its predecessors. In this regard we note that his appointment date as CEO, President and Secretary is listed as July 1, 2011 in the table on page 35.**

**Response to comment 17**

Done. See the revised table on page 38 of Amendment No. 4.

**18. We note your disclosure that Mr. Marx "does not draw a salary or work as an employee" of the Company. Please revise to clarify his relationship with the Company in light of his title of "VP".**

**Response to comment 18**

Done. See page 38 of Amendment No. 4. He gets no compensation serving as Vice President.

## Consolidated Financial Statements, page 40

**19. We note your response to our prior comment 46. However, considering the magnitude of the changes arising from the correction of errors in previously issued financial statements, please revise to clearly indicate on the face of your financial statements that they have been restated and provide disclosures required by FASB ASC 250-10-50-7 or tell us**

### Response to comment 19

We have corrected the financial statements to reflect the Restatement as required according to FASB ASC 250-10-50-7. Please see the Table of Contents, Balance Sheet and Statement of Operations for the revised disclosures. We have also provided a new Footnote 3 to show the cause and effect of the changes on both years for both statements.

## Consolidated Statement of Operations, page 42

**20. We note your response to our prior comment 47 that preferred dividends have been deducted below income from operations. However, as stated in our prior comments you need to present preferred dividends below net income, not operating income. As a result, our comment is reissued. Please revise your presentation of preferred dividends as follows:**

> **present separately preferred dividends on the face of the income statement below net income (loss) in computing loss applicable to common stockholders and,**

> **clearly identify preferred dividends on the face of your financial statements (i.e. not identified as interest expense).**

### Response to comment 20

Done. We have revised the presentation of dividends on the Consolidated Statement of Operations for all years presented in the financial statements. See page 47 of Amendment No. 4.

21.  **We note your revised disclosures in response to prior comment 48.  However, we note that net income per share for the three months ended March 31, 2012 has not been revised as stated in your response. Please revise net income per share for the three months ended March 31, 2012 to $0.00, consistent with your response, or tell us why you believe no revision is required.**

### Response to comment 21

We have corrected the income per share for each period presented in the Statement of Operations. See page 47 of Amendment No. 4.

### Exhibit Index, page 55

22.  **Please re-file the exhibits to the Form 1-A and revise the exhibits index to identify the location of each exhibit under the sequential page numbering system for the Form 1-A. See Item 1© of Part III of Form 1-A.  In this regard, we note that you continue to fail to comply with comment 53 of our letter dated June 26, 2012 and similar previous comments and have failed to sequentially number the Form 1-A despite several comments similar to comment two of our letter dated June 26, 2012.**

### Response to comment 22

Done.  Amendment No. 4 contains all of the Exhibits filed with the Reg. A Offering Statement and all Amendments thereto.  The Exhibit Index at page 64 of Amendment No. 4 has been revised, as requested.

### Exhibits

23.  **Please file the escrow agreement with Bank of America as an exhibit to the offering statement.**

### Response to comment 23

Done.  See page 64 of Amendment No. 4.

**Exhibit 3.1 - Amended Form of Subscription Agreement**

24.  We note your response to comment 55 of our letter dated June 26, 2012 and reissue it.  It appears that the Nevada Corporation Law section you cite only addresses the irrevocability of a subscription for shares of a corporation to be organized.  Please advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares.

**Response to comment 24**

Done.  See a revised and marked copy of the Subscription Agreement attached hereto as Exhibit A. [Note the Subscription Agreement was misisentified and is actually Exhibit 3.4 to the 4th Amendment.]

25.  We partially reissue comment 56 of our letter dated June 26, 2012.  The representations required in Sections 2 and 3 of the subscription agreement that subscribers have carefully read the offering circular and risk factors and have decided to subscribe based on their independent investigation and evaluation and the representation that the subscriber is "knowledgeable and experienced" should be deleted, *unless* such representation is  included because of state law or other requirement. In that event, in addition to the prominent statement you have added regarding non-waiver of any right of action under  applicable securities laws, a copy of the requirement should be furnished to us as  supplemental information.  In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable.  We may have further comment.

**Response to comment 25**

Done.  Section 1,2(a), 2(b) and 3(a) have been modified to reflect this comment.  See pages 4, 5 and 6 of the Subscription Agreement.

Mr. James Lopez
Securities and Exchange Commission
August 27, 2012
page 10

**Exhibit 12 – Opinion of Counsel**

      **26.   We note your statement in the second paragraph that "I am an attorney at law, licensed to practice in the State of California since December, 1985. In my years of practice I have made myself familiar with the laws and practice in other States outside of California. In issuing this opinion, I researched matters of Nevada law related to the below opinion." Please note that the legality opinion may not 'carve out' or indicate that counsel is not qualified to opine on Nevada law. Please revise to provide an appropriate legality opinion regarding Nevada law.**

      **Response to comment 26**

      Done. The opinion has been revised to reflect this comment and re-filed as Exhibit (12).

        Very truly yours,



        Brian P. Simon

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